UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BURFORD CAPITAL LTD.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G17977 110
(CUSIP Number)
April 16, 2024
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G17977 110
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Mithaq Capital SPC 00-0000000
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 10,544,401
(6) Shared Voting Power 0
(7) Sole Dispositive Power 10,544,401
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,544,401
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 4.8%
(12)	Type of Reporting Person (See Instructions) CO

CUSIP No. G17977 110
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Turki Saleh A. AlRajhi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 10,544,401
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 10,544,401
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,544,401
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 4.8%
(12)	Type of Reporting Person (See Instructions) IN

CUSIP No. G17977 110
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Muhammad Asif Seemab
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Pakistan
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 10,544,401
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 10,544,401
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,544,401
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 4.8%
(12)	Type of Reporting Person (See Instructions) IN

Item 1.
(a) Name of Issuer
BURFORD CAPITAL LTD.
(b) Address of Issuer's Principal Executive Offices
OAK HOUSE, HIRZEL STREET
ST PETER PORT, Guernsey, GY1 2NP

Item 2.
(a) Name of Person Filing
This Amendment No. 2 amends Amendment No. 1 to Schedule 13G filed on February 13, 2024 which amended the Schedule 13G filed on December 31, 2020 (the "Original Schedule 13G"). This statement of beneficial ownership on Schedule 13G relates to the Ordinary Shares of Burford Capital Ltd. (the "Issuer") owned by Mithaq Capital SPC, Turki Saleh A. AlRajhi and Muhammad Asif Seemab (the "Reporting Persons"). As reflected in Securities and Exchange Commission filings made by the Issuer on March 7, 2024 and April 16, 2024, the Reporting Persons sold 4,501,067 Ordinary Shares on March 5, 2024 and an additional 7,983,586 Ordinary Shares on April 12, 2024. Unless specifically amended hereby, the disclosures and statements set forth in the Original Schedule 13G remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13G. All percentages of ownership of the Reporting Persons contained in this Schedule 13G are based on 218,962,441 Ordinary Shares outstanding as of December 31, 2023, as reported in the Issuer's Form 20-F.
(b) Address of Principal Business Office or, if none, Residence
See Original Schedule 13G.
(c) Citizenship
See Original Schedule 13G.
(d) Title of Class of Securities
Ordinary Shares
(e) CUSIP Number
G17977 110

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)
[   ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)
[   ]
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)
[   ]
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
[   ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
(a) Amount beneficially owned:
Reporting Person: Mithaq Capital SPC: 10,544,401
Reporting Person: Turki Saleh A. AlRajhi: 10,544,401
Reporting Person: Muhammad Asif Seemab: 10,544,401
(b) Percent of class:
Reporting Person: Mithaq Capital SPC: 4.8%
Reporting Person: Turki Saleh A. AlRajhi: 4.8%
Reporting Person: Muhammad Asif Seemab: 4.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
Reporting Person: Mithaq Capital SPC: 10,544,401
Reporting Person: Turki Saleh A. AlRajhi: 0
Reporting Person: Muhammad Asif Seemab: 0
(ii) Shared power to vote or to direct the vote
Reporting Person: Mithaq Capital SPC: 0
Reporting Person: Turki Saleh A. AlRajhi: 10,544,401
Reporting Person: Muhammad Asif Seemab: 10,544,401
(iii) Sole power to dispose or to direct the disposition of
Reporting Person: Mithaq Capital SPC: 10,544,401
Reporting Person: Turki Saleh A. AlRajhi: 0
Reporting Person: Muhammad Asif Seemab: 0
(iv) Shared power to dispose or to direct the disposition of
Reporting Person: Mithaq Capital SPC: 0
Reporting Person: Turki Saleh A. AlRajhi: 10,544,401
Reporting Person: Muhammad Asif Seemab: 10,544,401

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 22, 2024
Mithaq Capital SPC
By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi
Title: Director
Date:   July 22, 2024
Mithaq Capital SPC
By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab
Title: Director
Date:   July 22, 2024

By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi
Date:   July 22, 2024

By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab